24 CERTIFICATE OF QUALIFIED PERSON

AIDAN RYAN

I, Aidan Ryan, Registered Eng., as an author of this report entitled "Preliminary Economic Assessment" for the Esaase Gold Project, Ghana, prepared for Keegan Resources Inc. and dated May 19, 2010, do hereby certify that:

1.

I am a Principal Metallurgist with Lycopodium Minerals Pty Ltd. My office address is Level 5, 1 Adelaide Terrace, East Perth, Western Australia 6004.

2.

I am a graduate of the University of London (Imperial College) in 1979 with a Bachelor of Engineering Honours degree in Metallurgical Engineering.

3.

I am a Member of the Australasian Institute of Mining and Metallurgy and registered as a Professional Engineer in the State of Queensland (Reg.# 8277). I have worked as a metallurgical engineer for a total of 29 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•

Review and report as a consultant on numerous process facilities and mining projects around the world for due diligence and regulatory requirements

•

Principal Metallurgist on a number of feasibility studies and detailed designs in the gold industry in Africa, Australia and Asia.

•

Plant metallurgist and commissioning manager at a number of gold mines in Africa, Australia and Asia.

•

Development, execution and interpretation of a number of testwork programs in gold, copper, base metals and iron ore.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.

I have not visited the Esaase Gold Project.

6.

I am responsible for all of preparation of item Nos. 1 (except 1.3 and 1.4 and parts of 1.6 and 1.7), 2, 3, 4, 5, 6, 15, 16, 18, 19 (except 19.2, 19.3, 19.4, 19.5, part 19.9), 20, 21, 22 and 23 of the Technical Report.

7.

I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43101.

8.

I have not been involved in the previous Technical Report on the Esaase Gold Project.

9.

I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101 F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of May, 2010

Signed

Aidan Ryan, Registered Eng.